SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

2 August 2013

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F...X...   Form 40-F.......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-189150) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-189150):

Exhibit	Document
1	Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preference Dividends.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

2 August 2013

	By:	/s/ G Culmer
		Name:	George Culmer
		Title:	Group Finance Director Lloyds Banking Group plc

Exhibit 1

Ratio of earnings to fixed charges

The table below shows the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preference dividends:

	Six months ended	Year ended
Earnings (1)	30 June 2013	31 Dec 2012(2)(3)	31 Dec 2011(2)	31 Dec 2010(2)	31 Dec 2009(2)	31 Dec 2008(4)
	£m	£m	£m	£m	£m	£m
Profit (loss) profit before tax	2,134	(606)	(551)	(2,904)	961	760
Add: Share of losses / (profits) from joint ventures and associates	(19)	(28)	(31)	88	752	(4)
Add: Dividends received from joint ventures and associates	20	13	6	1	21	2
Add: Fixed charges	7,811	16,435	14,221	17,173	19,866	10,352
Earnings	9,946	15,814	13,645	14,358	21,600	11,110

Fixed charges

Interest expensed and capitalised (5)	7,764	16,331	14,097	17,034	19,730	10,277
Estimated interest included within rental expense (6)	47	104	124	139	136	75
Fixed charges	7,811	16,435	14,221	17,173	19,866	10,352

Preference dividends (7)	-	-	-	-	-	-

Combined fixed charges and preference dividends	7,811	16,435	14,221	17,173	19,866	10,352

Ratios
Ratio of earnings to fixed charges	1.27	N/A	N/A	N/A	1.09	1.07
Ratio of earnings to combined fixed charges and preference dividends	1.27	N/A	N/A	N/A	1.09	1.07

In the year ended 31 December 2012 earnings were inadequate to cover fixed charges by £621 million and to cover combined fixed charges and preference dividends by £621 million.

In the year ended 31 December 2011 earnings were inadequate to cover fixed charges by £576 million and to cover combined fixed charges and preference dividends by £576 million.

In the year ended 31 December 2010 earnings were inadequate to cover fixed charges by £2,815 million and to cover combined fixed charges and preference dividends by £2,815 million.

Notes

(1)
For the purposes of these ratios, earnings consist of (loss) profit before tax, less the unremitted income of joint ventures and associates plus fixed charges.  Unremitted income is calculated as the share of profits / losses from joint ventures and associates less dividends received.

(2)	(Loss) profit before tax for the years 2009 to 2012 has been restated in 2013 for the adoption of IAS 19 (Revised 2011) Employee Benefits.

(3)	Loss before tax for 2012 has been restated in accordance with the transitional provisions of IFRS 10 Consolidated Financial Statements in 2013.

(4)
The profit before tax for 2008 was restated in 2009 to show the impact of amendment to IFRS 2 Share-based Payment, which was adopted in the Group's 2009 consolidated financial statements, as disclosed in note 1 on page F-11 of the Group's 2010 Annual Report on Form 20-F.

(5)
Interest expensed and capitalised includes the amortisation of debt issuance costs, discounts and premiums and includes interest expense from the banking book included within “interest and similar expense” as well as interest expense from the trading book included within “other operating income”.

(6)
Fixed charges consist of total interest expensed and capitalised plus an estimate for the proportion of rental expenses deemed to represent interest cost.  This has been estimated at 30% of rental expenses, as a reasonable approximation of the interest factor.

(7)
There are no preference shares accounted for as equity; all preference shares being accounted for as debt and therefore preference share dividends are already included within interest costs.  As a result, the ratios calculated using fixed charges and combined fixed charges plus preference dividends are the same.